EXHIBIT 2

FOR IMMEDIATE RELEASE

                                                                  April 25, 2003
                                                           ADVANTEST CORPORATION
                                            (Toshio Maruyama, President and COO)
                                    (Stock Code Number: 6857, TSE first section)
                                                      (Ticker Symbol: ATE, NYSE)

CONTACT:
Hitoshi Owada
(Managing Director and
Senior Vice President, Administration and Finance Division)
Phone: +81-(0)3-3342-7500


            Advantest Issues Stock Option (Stock Acquisition Rights)


Tokyo - April 25, 2003 - Advantest Corporation (the "Corporation") resolved at a meeting of its Board of Directors today to issue stock acquisition rights for stock options pursuant to Article 280 Paragraphs 20 and 21 of the Commercial Code and a shareholders resolution at the 60th annual general meeting of shareholders under the terms set forth below.

1. Date of issuance                             April 25, 2003

2. Number of stock acquisition rights issued    140

3. Issuance price                               No consideration shall be paid.

4. Class and total number of shares underlying  14,000 shares of Advantest
   the stock acquisition rights                 Corporation (each stock
                                                acquisition right shall be
                                                exercisable for 100 shares)

5. Total subscription price to be paid upon     814,800 Yen (8,148 Yen per
   exercise of each stock acquisition           share)
   right

6. The total value of all shares (newly         114,072,000 Yen
   issued shares or treasury shares) issued or delivered upon the exercise of stock acquisition rights.

7. Exercise period of the stock acquisition     Between May 1, 2003 and
   rights                                       March 31, 2007

8. The amount of the issuance price of the      4,074 Yen per share
   newly issued shares issued pursuant to
   the exercise of stock acquisition rights that will be incorporated into capital

9. The number of employees receiving stock      Directors and employees of the
   acquisition rights                           Corporation's overseas
                                                subsidiaries, totaling 3


                                       1


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For Reference


(1) The date of the meeting of the Board of     May 13, 2002
    Directors setting the date for the
    annual general meeting of shareholders

(2) Date of the resolution made pursuant to     June 27, 2002
    the annual general meeting of shareholders


                                       2


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